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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


07023086

24 April 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the trading statement in English of the unaudited sales figures for the year ended 31 March 2007. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

24 APRIL 2007

UNAUDITED SALES FIGURES FOR THE FINANCIALYEAR ENDED 31 MARCH 2007

Richemont announces its unaudited sales for the year ended 31 March 2007.

Sales by business area for the year

	March 2007 €m	March 2006 €m	Movement at Constant rates	Movement at Actual rates
Jewellery Maisons	**2 435**	2 227	+ 14 %	+ 9 %
Specialist watchmakers	**1 203**	1 063	+ 17 %	+ 13 %
Writing instrument Maisons	**585**	497	+ 21 %	+ 18 %
Leather and accessories Maisons	**307**	283	+ 12 %	+ 8 %
Other businesses	**297**	238	+ 29 %	+ 25 %
Total sales	**4 827**	**4 308**	**+ 16 %**	**+ 12 %**

The final quarter of the financial year saw a continuation of the strong growth in sales of luxury products seen during the first nine months. Overall sales for the year grew by 16 per cent at constant exchange rates. The underlying growth was offset by the weakness of the dollar and yen such that sales at actual rates grew by 12 per cent over the full year.

For the year as a whole, all business areas performed well and all geographic regions showed double-digit growth in sales at constant rates, with the Asia-Pacific region growing by 24 per cent at constant rates.

Jewellery Maisons
Of the Group's Jewellery Maisons, Cartier reported double-digit growth at constant rates in all regions with the exception of Japan, which saw modest growth. Van Cleef & Arpels also enjoyed very good growth in sales; products linked to the Maison's centenary in 2006 and related communications activity contributed to the strong performance.

Specialist watchmakers
High levels of demand continued in all regions, generating double-digit sales growth for the Group's specialist watchmakers. Most notably, sales of both Panerai and A. Lange & Söhne grew strongly during the year.

Writing instrument Maisons
Montblanc also celebrated its centenary during 2006. Sales benefited from the special centenary products, the programme of events surrounding the anniversary and the launch of the new Montblanc female jewellery line, together with the development of its retail network, which contributed 6 per cent to the growth in sales at actual rates. The Maison performed well in all geographic regions.

Leather and accessories Maisons
Alfred Dunhill reported double-digit growth at constant exchange rates in the Asia-Pacific region for the year, helped by the development of its retail network. However, sales in the important Japanese market were flat in local currency terms. Lancel reported a double-digit increase in sales for the year at constant rates, reflecting growth driven by the success of its new products.

Other businesses
The growth in sales in the Group's other businesses primarily reflects the further development of Chloé. Chloé's sales increased by some 50 per cent at constant rates during the year, the Maison benefiting from the substantial increase in its retail network. Exceptional growth in the first six months was offset by more moderate growth in the latter part of the year, measured against a higher comparative base.

Sales by geographic region for the year

	March 2007 € m	March 2006 € m	Movement at Constant rates	Movement at Actual rates
Europe	**2 042**	1 811	+ 13 %	+ 13 %
Asia-Pacific	**1 070**	899	+ 24 %	+ 19 %
Americas	**984**	875	+ 18 %	+ 12 %
Japan	**731**	723	+ 10 %	+ 1 %
Total sales	**4 827**	4 308	**+ 16 %**	**+ 12 %**

Europe
The overall increase of 13 per cent reflects double-digit growth in all business areas. Montblanc and the specialist watchmakers all performed very well over the course of the year. Sales in Europe represent 42 per cent of total Group sales.

Asia-Pacific
Sales grew at a faster rate during the fourth quarter than had been seen during the first nine months of the year. Excellent demand was seen in all business areas. Both Montblanc and Alfred Dunhill benefited from the development of their own retail distribution networks in China during the year.

Americas
The Americas region reported strong underlying growth of 18 per cent, notwithstanding the good growth seen in the prior year and the challenging comparative base. The decrease in the value of the dollar relative to the euro during the year resulted in sales growth of 12 per cent at actual exchange rates.

Japan
Double-digit sales growth in the domestic Japanese market was largely offset by the weakness of the yen when translated into euros. At actual rates, sales grew by 1 per cent. Sales in Japan represent 15 per cent of total Group sales.

Sales by distribution channel
At actual exchange rates, the Group's retail sales increased by 14 per cent overall to € 2 009 million. Wholesale sales increased by 11 per cent at actual exchange rates.

Comparative figures
Prior year comparative figures include the sale of two businesses disposed of during that year: Hackett is included for the two-month period to 31 May 2005 and Old England for the twelve-month period to 31 March 2006. Total sales in the comparative period from these two businesses amounted to € 18 million.

Richemont's results for the financial year ended 31 March 2007 will be released on Thursday, 24 May 2007. As the Group is now in a closed period until the release of the full year results in May, Richemont is not in a position to comment further in connection with the information contained in this announcement.

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE CH-1293 BELLEVUE - GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 3500 TELEFAX +41 (0)22 721 3550
WWW.RICHEMONT.COM

Appendix

Foreign exchange rates

Average rates against the euro	2007	2006
United States dollar	**1.28**	1.22
Japanese yen	**150.00**	137.70
Swiss franc	**1.59**	1.55
Pound sterling	**0.68**	0.68

Actual exchange rates for the year are calculated using the average daily closing rates against the euro.

In terms of sales at constant exchange rates, average exchange rates for the year ended 31 March 2006 are used to convert local currency sales into euros for both the current year and comparative figures. Exchange rate translation effects are thereby eliminated from the reported sales performance.

Richemont press release dated 24 April 2007

Notes for editors

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: **Jewellery Maisons,** being Cartier and Van Cleef & Arpels; **Specialist watchmakers,** which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; **Writing instrument Maisons** - Montblanc and Montegrappa; **Leather and accessories Maisons,** being Alfred Dunhill and Lancel; and **Other businesses,** which includes, specifically, Chloé as well as other smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds a 19.0 per cent interest in British American Tobacco. Richemont equity accounts its interest in British American Tobacco; accordingly, the Group does not include sales reported by British American Tobacco in its sales figures.

END